# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Y-mAbs Therapeutics, Inc., CIK 0001722964
CUSIP: 984241109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 202 CARNEGIE CENTER, SUITE 301, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000492
Filed by CIK 0001719307

## Reporting persons
- Beryl Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Beryl Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Beryl Capital Partners II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David A. Witkin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Y-mAbs Therapeutics, Inc.
Address of issuer's principal executive offices: 202 Carnegie Center, Suite 301, Princeton, NJ 08540

## Item 2. Person Filing
Name of person filing:
Beryl Capital Management LLC, a Delaware limited liability company ("Beryl")

Beryl Capital Management LP, a Delaware limited partnership ("Beryl GP")

Beryl Capital Partners II LP, a Delaware limited partnership (the "Partnership")

David A. Witkin

Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence:
225 Avenue I, Suite 205
Redondo Beach, CA 90277
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A Witkin: 0
Percent of class:
Beryl: 0%

Beryl GP: 0%

Partnership: 0%

David A. Witkin: 0%
Sole power to vote or to direct the vote:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to vote or to direct the vote:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A Witkin: 0
Sole power to dispose or to direct the disposition:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to dispose or to direct the disposition:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A Witkin: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Beryl is the investment adviser to the Partnership and other accounts. Beryl is the general partner of Beryl GP, which is the general partner of the Partnership and other private investment funds. Mr. Witkin is the control person of Beryl.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Beryl Capital Management LLC: /s/ Andrew Nelson, Chief Operating Officer (11/14/2025)
- Beryl Capital Management LP: /s/ Andrew Nelson, Chief Operating Officer of Beryl Capital Management LLC, General Partner of Beryl Capital Management LP (11/14/2025)
- Beryl Capital Partners II LP: /s/ Andrew Nelson, COO of Beryl Capital Management LLC, General Partner of Beryl Capital Management LP, General Partner of Beryl Capital Partners II LP (11/14/2025)
- David A. Witkin: /s/ David A. Witkin, Reporting person (11/14/2025)